OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Novo Aero Technology, Inc.

The Incubator @ Centennial Campus, NCSU
1017 Main Campus Drive, Partners Building 1, Suite 2300
Raleigh, NC 27606

www.novoaerotech.com



20000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 214,000* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 20,000 shares of common stock ($10,000)

Company	Novo Aero Technology, Inc.
Corporate Address	1017 Main Campus Drive, Raleigh, NC 27606
Description of Business	Develop and Market VTOL Super Planes enabling Technology
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.50/Share
Minimum Investment Amount (per investor)	$500.00

The 10% Bonus for StartEngine Shareholders

Novo Aero Technology, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $0.50 / share, you will receive 20 Common Stock bonus shares, meaning you'll own 220 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Novo Aero Technology, Inc. will be developing and marketing an innovative Technology that will enable building Vertical Take-off and Landing (VTOL) Super Planes having unique capabilities. The Company business model consists of three successive stages: develop the VTOL Super planes' enabling Technology to the point it can be introduced to its respective markets; secure the Company's Intellectual Proprietary rights in the Technology; and license the Technology to Aircraft manufacturers.

The marketing campaign aiming at licensing this Technology to Aircraft manufacturers will be designed to target current Helicopter and small/medium size aircraft manufacturers worldwide, starting with U.S. based companies as the niche market.

As this technology is considered a "Technology Leap", and as it does not compete with other technologies being currently developed by aircraft manufacturers, but it goes along with them, so aircraft manufacturers and their affiliated Research Centers will be more concerned with developing this technology, and adapting it for use in their aircraft models, than with competing with it. This will be encouraged by licensing the technology to aircraft manufacturers through attractive licensing agreements to motivate them to apply it in their aircrafts on a wide scale.

In addition, due to the simplicity of the design, rigidity of the structure, and the minimal number of moving parts within the VTOL Super Planes powertrain, we believe it will be highly reliable with a service life similar to, or exceeding, that of other conventional aircraft powertrain parts, with no liabilities arising from using it in future Aircrafts.

After licensing the Technology to all potential customers, the company will keep an eye on emerging markets to avoid unlawful use of the Technology, and will follow up with its licensees to ensure the fulfilment of licensing agreements stipulations.

Novo Aero Technology, Inc. is a startup company with no Sales record. In addition, the company did not secure any Supply Chain or Customer Base yet. The company has no liabilities, litigations, or known competitors.

The team

Officers and directors

Essam Tawfik Marcus	President, CEO & Director

Essam Tawfik Marcus

Mr. Marcus is a self-driven independent inventor/entrepreneur. He received his B.S. from University of Alexandria, Egypt. He has over 25 years of experience in the field of mechanical engineering and 5 years business management experience. For the last 3 years, Mr. Marcus served as the President, CEO & Director for Novo Aero Systems, which was involved in R&D effort that led to optimizing the design parameters of the Technology Novo Aero Technology is developing. He owns five U.S. patents in the fields of dynamic compressors, turbine engines, and automotive control systems. Mr. Marcus is the inventor of the currently proposed Compact Propeller Technology.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property are not issued yet.** One of the Company's most valuable assets is its intellectual property. We have already filed a provisional U.S. patent application to protect the core part of our Technology. However, we did not file needed continuation-in-part patent applications covering other essential parts of the technology yet, in order to extend the Patents shelf-life as much as possible. We will begin filing other needed Patent applications as soon as funding is secured, and as soon as performance supportive data are in hand. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to the VTOL Super Planes enabling Technology.
- **This is a brand-new Company.** The company has no history, no clients, no revenues. If you are investing in this company, it's because you think the VTOL Super Plane is a good idea, that the Company will be able to secure the intellectual property(IP) rights to the VTOL Super Planes, that the company will secure the exclusive marketing and manufacture rights to the VTOL Super Planes, that we will be able to successfully license our IP rights, and that we can price it right and license it to enough people so that the company will succeed. We have yet to fully investigate and develop the technology before it is ready for licensing by Aircraft manufacturers.
- **Company valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. It's a question of whether you, the investor, want to pay this price for this security. If you think you can not make that call?

Then don't invest.

- **Our business revenue projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Novo Aero Technology has priced the services at a level that allows the company to make a profit and still attract business.

- **Risks companies are generally subjected to** The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

- **Competitive Technologies** Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sub-licensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company.

- **This is a new and unproven industry** The VTOL Super Planes is a completely new product that we have designed and provisionally evaluated. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers.

- **Our new products could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than other competitive products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Essam Tawfik Marcus, 100.0% ownership, Common Stocks

Classes of securities

- Common Stocks: 6,500,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 6,500,000 shares currently outstanding.

Voting Rights of Common Stock

Holders of the company common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time, based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Rights to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution, after the payment of all the Company's debts and other liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's stake in the company could be diluted due to the company issuing additional shares. If the company issues more shares, the percentage of the company that an investor owns will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), or by employees exercising stock options.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-04-30.

Financial Condition

Results of Operation

Novo Aero technology is a brand-new start-up company, and it did not generate revenue yet.

Company Founder, Mr. Essam Marcus has advanced $10,650.00 in Cash, deposited in the Company's bank account, which is used to cover general and administrative expenses, with $6,998.66 currently available in the Company's bank account. This capital was used to prepare the company legal and financial documents, secure a co-working space at NCSU Technology Incubator, file a provisional US patent application, and purchase copyrighted and custom-designed material included in this campaign.

A total of $3.6M of operating capital need to be secured from the proceeds of successive Equity Crowdfunding offering to cover the expenses of conducting the R&D work that needs to be completed before our Technology is ready for introduction to the market; to secure needed US and International patents to protect our IP rights; and to market the Technology to Aircraft manufacturers worldwide, as discussed in detail in the "Story" section of this Crowdfunding offering.

Financial Milestones

Novo Aero Technology will *be* using the proceeds from this Equity Crowdfunding offering to initiate the R&D work required before the VTOL Super Planes Technology can be introduced to the market, along with submitting U.S. and International Patent Applications to protect the Intellectual Proprietary rights of the VTOL Super Planes-enabling Technology. The proceeds from this Equity Crowdfunding offering will sustain the company operations for 6-8 months only.

Once initial R&D work is completed, with supportive test results become available, the company will run its second investment round to secure around $500,000 needed to complete the R&D phase of the endeavor, and to submit needed U.S. and International Patent Applications. The company will first offer shareholders more shares at a discounted price, and if needed, secure the remainder through an Equity Crowdfunding offering. The proceeds from this investment round is expected to sustain company operation for about 12 months.

Two successive similar investment rounds will be executed after that to raise one and two million dollars respectively. The proceeds from the first investment round will be used to build and test an unmanned VTOL aircraft model employing our technology, and to secure company's IP rights in other countries. The proceeds from the second investment round will be used to execute a marketing campaign, aiming at licensing the technology to major Helicopter and Business jet aircrafts manufacturers.

Accordingly, company operations will generate sizeable income losses in the first 3-4 years of operation, which will be covered by capital raised through successive investment rounds and Equity Crowdfunding offerings.

Once the development of our Technology is complete, major U.S. Business jet and helicopter manufactures will be targeted as our niche customers. The company is expected to begin generating revenue in 2022, with this initial revenue being mainly from the front payments associated with licensing agreements. The Technology is expected to enter the U.S. market on a small scale in 2025, with the Technology market share increasing gradually till 2033, when the Technology will be fully introduced to the markets worldwide, and with the Technology continuing to generate maximum revenue levels until the year 2039. Unfortunately, the company will cease to generate revenue after the year 2039 when the patents covering our technology will expire, unless IP rights are extended through follow up patents.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations for the first 4 years.

Operating capital required for the initial R&D work will be secured by the proceeds from this Equity Crowdfunding offering, which is expected to sustain company operations for 6-8 months. If we raise $107,000, which is the maximum target amount in this offering, we believe the amount will last us 6-8 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows: $40,000 for the R&D needed to build and test a proof of concept prototype for the VTOL Super Planes enabling Technology; $8,000 for preparing and submitting one U.S. and PCT Patent application to secure our IT rights in this Technology; $2,000 for conducting full scale Market research for our Technology; 25,000 for wages and other employees benefits; $15,000 for mixed office and lab space lease; $10,000 for Legal and Accounting services; and $580 as our working capital.

However, if we only raise $10,000, which is the minimal target amount in this offering, we believe this amount will last us for only 2-3 months and plan to use the proceeds as follows: $5,000 to secure PCT patent application; $2,000 to conduct full scale Market research; $750 to sustain our physical presence in the NCSU Technology Incubator; $250 to set up company books; and $400 as our working capital. We will follow this by another Equity Crowdfunding offering to secure the remainder of the maximum target amount of this offering, so that we can proceed with needed R&D work.

This will be followed by three successive investment rounds to secure operating capital till the company begins to generate revenue. In each investment round, shareholders will be first offered more shares at a discounted price. If the proceeds from these offers comes short of expected company operating costs at that stage, we will run future Equity Crowdfunding offerings to secure the remainder.

Once our IP rights are secured, with Technology marketing potentials being credibly confirmed, we may seek other avenues to secure operating capital, such as business loans or Angel investors.

Indebtedness

The company has no outstanding debts.

Recent offerings of securities

None

Valuation

$3,250,000.00

It is the opinion of the Board of Directors that, if we can fully develop and introduce our Technology to the market, the fair market value of our projected Intellectual Property (IP) rights is $300M. This $300M valuation of our IP is based on the Board of Director's honest belief that the Company will be successful in attaining five different patents on which the VTOL super plane Technology is based. The company currently has one provisional patent pending and projects to file for the other four in the near future. The Board of Directors believes that the fair market value of each patent, if issued, is estimated at 20M per patent. Thus, it is the opinion of the Board of Directors that our company is fairly valued as a reasonable percentage of the value of the provisional patent, $3,250,000.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$107,000	$10,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$6,420	$600
Net Proceeds	$100,580	$9,400
Use of Net Proceeds:		
R& D & Production	$40,000	$0.00
Patent Applications	$8,000	$5,000
Market Research	$2,000	$2,000
Wages & Benefits	$25,000	$0.00
Lease & Others	$15,000	$750
Legal & Accounting Services	$10,000	$250
Working Capital	$580	$400
Total Use of Net Proceeds	$100,580	$9,400

We are seeking to raise $107,000 (target amount) in this offering through Regulation Crowdfunding. If we manage to raise the $107,000, we believe the amount will last us 6-8 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows: $40,000 for the R&D needed to build and test a proof of concept prototype for the VTOL Super Planes enabling Technology; $8,000 for preparing and submitting one U.S. and PCT Patent application to secure our IT rights in this Technology; $2,000 for conducting full scale Market research for our Technology; 25,000 for wages and other employees benefits; $15,000 for mixed office and lab space lease; $10,000 for Legal and Accounting services; and $580 as our working capital.

If we only raise $10,000, which is the minimal target amount in this offering, we believe this amount will last us for only 2-3 months and plan to use the proceeds as follows: $5,000 to secure PCT patent application; $2,000 to conduct full scale Market research; $750 to sustain our physical presence in the NCSU Technology Incubator; $250 to set up company books; and $400 as our working capital. We will follow this by another Equity Crowdfunding offering to secure the remainder of the maximum target amount of this offering, so that we can proceed with needed R&D work.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.novoaerotech.com in the "Our Technology" page, labeled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Novo Aero Technology, Inc.

[See attached]

I, Essam Tawfik Marcus (Print Name), the Founder & Principal Executive Officer of Novo Aero Technology, Inc, hereby certify that the financial statements of Novo Aero Technology, Inc and notes thereto for the periods ending March 25, 2018 (beginning date of review) and March 26, 2018 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May 22, 2018 (Date of Execution).

Essam Marcus
Digitally signed by Essam Marcus
DN: cn=Essam Marcus, o, ou,
email=marcuse@novoaerotech.co
m, c=US
Date: 2018.05.22 19:38:27 -04'00'

_____ (Signature)

Founder & PEO
_____ (Title)

May 22, 2018
_____ (Date)

NOVO AERO TECHNOLOGY, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
MARCH 26, 2018

Novo Aero Technology, Inc
Index to Financial Statements
(unaudited)

NOVO AERO TECHNOLOGY, INC
BALANCE SHEETS
MARCH 26, 2018
(unaudited)

Assets
Current Assets:

Cash	$	-
Total Current Assets	$	-

Non-Current Assets

Property, Plant & Equipment	$	-
Intangible Assets	$	-
Total Non-Current Assets	$	-
Total Assets	$	-

Liabilities and Equity

Current Liabillities

Trade and other borrowings	$	-
Short-term borrowings	$	-
Total Current Liabilities	$	-

Non-Current Liabilities

	$	-
Long-term borrowings	$	-
Total Non-Current Liabilities	$	-
Total Liabilities	$	-

Stockholders' Equity

Class A Common Stock, par value $0.0001 10,000,000 shares authorized, 6,500,000 issued and outstanding		650
Subscription receivable		(650)
Retained Earnings	$	-
Total Stockholders' Equity	$	-
Total Liabilities and Stockholders' Equity	$	-

NOVO AERO TECHNOLOGY, INC
STATEMENTS OF OPERATIONS
FOR MARCH 26, 2018
(unaudited)

	March 26, 2018
Revenue	$ -
Cost of Sales	-
Gross Profit	
Operating Expenses-	
General and Administrative	-
Total Operating Expenses	
Net	
Income	$ -

NOVO AERO TECHNOLOGY, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR MARCH 26, 2018
(unaudited)

	Class A Common Stock		Subscription Receivable	Retained Earnings	Stockholders' Equity
	Shares	Amount			
	-	$ -	$ -	$ -	$ -
March 26, 2018					
Issuance of Founders Shares	6,500,000	650	(650)	-	-
Net Income	-	-	-	-	-
	6,500,000	$ 650	$ (650)	$ -	$ -

NOVO AERO TECHNOLOGY, INC
STATEMENTS OF CASH FLOWS
FOR MARCH 26, 2018
(unaudited)

	March 26, 2018
Cash Flows from Operating Activities	
Net Income	$ -
Net Cash Used in Operating Activities	$ -
Increase in Cash and Cash Equivalents	
Cash and cash equivalents, beginning of period	$ -
Cash and cash equivalents, end of period	$ -
Supplemental Disclosures of Cash Information:	
Cash paid for interest	$ -
cash paid for income taxes	$ -
Non-Cash Investing and Financing Activities:	
Subscription Receivable	$ 650

NOTE 1 – NATURE OF OPERATIONS

NOVO AERO TECHNOLOGY, INC. was formed on March 23, 2018 ("Inception") in the State of Delaware. The financial statements of NOVO AERO TECHNOLOGY, INC. (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Raleigh, North Carolina.

NOVO AERO TECHNOLOGY, INC. will be developing and marketing an innovative Technology that will enable building Vertical Take-off and Landing (VTOL) Super Planes having unique capabilities. The Company business model consists of three successive stages: develop the VTOL Super planes' enabling Technology to the point it can be introduced to its respective markets; secure the Company's Intellectual Proprietary rights in the Technology; and license the Technology to Aircraft manufacturers. The marketing campaign aiming at licensing this Technology to Aircraft manufacturers will be designed to target current Helicopter and small/medium sized aircraft manufacturers worldwide, starting with U.S. based companies as the niche market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from licensing VTOL Super planes' enabling Technology to Aircraft manufacturers when (a) persuasive evidence that a licensing opportunity exists; (b) the licensing agreement has been agreed on; (c) the Royalties are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and N.C. state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Currently, the Company has no debts.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of April 30, 2018, the company has currently issued 6,500,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Company Founder, Mr. Essam Marcus has advanced $10,650.00 in Cash, deposited in the Company's bank account and used to cover general and administrative expenses. In addition, 6,500,000 shares of common stock were issued to the Company Founder, Mr. Essam Marcus, with par value of $0.0001, in return for transferring and assigning to the Company all the Intellectual Proprietary rights related to the VTOL Super planes' enabling Technology.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after March 23, 2018 through April 30, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Novo Aero Technology, Inc. is pending **StartEngine Approval.**



0
Investors

$0.00
Raised of $10K - $107K goal



Novo Aero Technology, Inc.

Vertical Take-off & Landing Super Planes

Small OPO · Raleigh, NC · Transportation · Accepting International Investment

Overview Team Terms Updates Comments Share

Vertical Take-off and Landing Super Planes with Unique Capabilities

Invest in Novo Aero

Due to the current high market demand for an aircraft that can take off and land vertically like a helicopter, but that can still go as fast, as high, and as far as a winged aircraft can go, several companies have been

proposed designs are based on modifications in already in-use technology, none of them provided the ideal solution for this quest, with most development projects being discontinued.

On the contrary, our proposed Hybrid Aircrafts employ an innovative Compact Propeller to lift the aircraft. This breakthrough compact propeller will use an innovative low angle-of-attack propellers' layout that enables providing high disk loading (up to 250 pounds per foot square), paired with unprecedented high hover lift efficiency (up to 20 pounds per horse power). This would enable positioning the compact propellers in ducts in the central part of the aircraft's fuselage, which will enable designing the aircraft's powertrain with less moving parts, when compared to a conventional helicopter's powertrain, making it cheaper to produce and maintain, and less prone to accidents due to component failure. This will also enable operating the aircraft at relatively higher speeds and altitudes, while avoiding the adverse effect of any surrounding wind that maybe encountered during the flight.

We expect that if we are able to meet our goals, our Technology may provide significant competitive advantages to helicopter and business aircraft manufacturers to employ in their production lines, and for potential customers to buy for their fleets.





BOEING - SEATTLE
BOEING - VERTOL
GRUMMAN
LOCKHEED
LING - TEMCO VOUGHT
MCDONNELL
ROCKWELL

Who We Are





Novo Aero Technology is an innovation-driven startup company, aiming at developing and introducing to the market a new type of Helicopter-like, winged, Vertical Take-off and Landing (VTOL) aircrafts that combine the advantages of conventional winged aircrafts with those of helicopters. **We project that our proposed new class of aircrafts will have lower production costs compared to those of conventional helicopters, while being easier to control, and cheaper to operate and maintain.** In addition, this new type of aircraft is projected to be able to fly at speeds of up to 0.83 Mach, cruise at altitudes of up to 36,000 feet, and can travel for up to 7,000 miles in one trip, which to the best of our knowledge, is not attainable by any of the currently in-use civilian VTOL Aircrafts. Of course we are not accounting here for some VTOL aircrafts used by the Army, as they have several operational challenges making them incompatible for civilian applications.

Our company is currently located in the Technology Incubator of North Carolina State University (NCSU), which gives us direct access to the NCSU research community, facilities, and resources, from which we will recruit our consultants and workforce.

The Offering

Investment



$0.50/share of Common Stock | When you invest you are betting the company's future value will exceed $3.35M.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

"A dream doesn't become reality through magic; it takes sweat, determination and hard work" - Colin Powell

What We Have Done so Far

Analysis
ALMOST THERE
Business
Deal

Before launching this Crowdfunding campaign we:



1. Assessed the technology feasibility using the Multi-Element Airfoil CFD Analysis tool developed by "Hanley innovations", with promising performance data being obtained. We assessed the performance of over 100 blade combinations and layouts for use in our compact propellers, with optimum ones selected for testing during initial prototype testing.
2. Conducted extensive market research to assess the marketing potentials of our proposed technology.
3. Prepared a well thought Research and Development Plan, with which the technology will be developed to the point at which it can be introduced to the market.
4. Submitted an initial patent application to secure our Intellectual property rights in certain core elements of our Technology.

Our Products

An ideal VTOL aircraft's propeller would be a propeller providing relatively high hover lift efficiency, preferably more than 15 pounds per horsepower, and high disk loading, preferably more than 200 pounds per square foot, to enable reducing the diameter of the propeller's rotor, which will provide more flexibility in the VTOL aircraft design. Such propeller's performance parameters can only be provided by using a propeller having a number of low angle-of-attack blades positioned in close proximity to one another.



Hover vertical lift efficiency
as a function of disc loading.
[kg/kW]
[lb/hp]
Hover lift efficiency, gross weight / power
Helicopter
Tilt rotor
Tilt wing
Lift-fan
Direct lift
1
10
100
1 000
10 000
[lb/ft²]
4.88
10
100
1 000
10 000
48 824
[kg/m²]
Disc loading, gross weight / thrust area

However, due to the negative effect the low angle-of-attack blades have on the potential flow and pressure distribution of the working air at the leading edges of one another, so they need to be positioned apart from each other, resulting in a relatively low disk loading whenever low angle-of-attack blades are employed.



TARGET

To overcome this challenge, our innovative technology provides a compact lift-generating propeller design that enables positioning the low angle-of-attack blades in close proximity to one another, while modifying the potential flow and the pressure distribution of the working fluid around the leading edges of the propeller blades to maximum the efficiency.

The feasibility of our technology was provisionally assessed using the reputable Multi-Element Airfoil CFD Analysis tool developed by Hanley innovations, which is currently used by NASA and several other Aeronautical Research Centers.

Based on this assessment, our technology will enable the production of lift-generating Propellers providing a high hover lift efficiency of up to 20 pounds per horsepower, and high disk loading of up to 250 pounds per foot square.

These unique performance characteristics will enable decreasing the size of the lift-force generating propellers so that they can be ducted and placed in the middle part of the Aircraft's fuselage, which will enable flying the Aircraft at speeds of up to 0.83 Mach, and at altitudes of up to 15,000 feet, while providing market reduction in the Aircraft's rate of fuel consumption.

Competitive Advantages

Once the product is completed, we believe that employing our innovative Compact Propeller within an aircraft will enable producing quieter, Helicopter-like, Vertical Take-off and Landing (VTOL) aircrafts that are cheaper to produce and maintain, safer and easier to operate, and can fly at higher speeds and altitudes; so once fully developed, it is expected to find application in all future VTOL aircrafts, and to boost the worldwide production in this sector.



In order for investors to make an informed decision about investing in this technology, investors need to know the competitive advantages of this proposed technology that will make it attractive for Aircraft manufacturers to use in their production lines, and for consumers to look for in the aircrafts they buy.







   

Exceptional Fuel Saving Potentials

Based on provisional performance calculations, employing the Compact propeller Technology within an aircraft will provide between 30-40% reductions in the aircraft's rate of fuel consumption. This will decrease the aircraft's operating costs, and extend its operating range, making it desirable for small and medium sized aircraft operators to use in their fleets.

Vertical Take-off and Landing Super Plane

Employing the Compact propeller Technology within an aircraft will enable it to take-off and land vertically, while maintaining all the competitive advantages a conventional winged aircraft has, i.e. being safer to fly and quieter to operate, can fly at speeds of up to 0.83 Mach, can cruise at altitudes of up to 15,000 feet, and can travel non-stop for up to 7,000 miles.

Compatibility with Current Technologies

Employing our technology in an already in-production aircraft model will necessitate minimal modifications to the aircraft design, so it can be adapted by aircrafts manufacturers in their production lines at a minimal cost. This will also be justified by the expected high market demand for the aircrafts employing this technology.

High Durability and Reliability

Due to the simplicity of the design, rigidity of the structure, and the minimal number of moving parts within the Compact Propeller powertrain, we believe that Compact Propellers will be highly reliable with a service life similar to, or exceeding, that of other conventional aircraft powertrain parts.

Our Market and Business Model



Source: http://helihub.com/

Helicopter Market: Due their ability to take-off and land vertically, almost anywhere, without the need for a runway; their ability to fly lower and slower than airplanes or even hover for extended time in the air; their ability to carry payloads internally or externally via slings or winches; and their ability to reduce the travel time from one point to another while being able to go to places where no other means of transportation can go, Helicopters find wide scale application in many fields including : military defense and surveillance; offshore oil and gas platforms and exploration; health emergency and medical services; law enforcement; VIP transport; and others, with over 55,000 Helicopters being currently in use worldwide, and with over 1,200 Helicopters being added annually to the civilian working fleets with a market value of over one Billion Dollar.

Business Jet Market: Business jet Aircrafts are widely used worldwide as they are cost effective and a safe mode of travel. The ability to conduct business privately during flights, on-demand flight scheduling, reduced travel time and direct access to company sites are major benefits of these aircrafts. On 1 April 2017, there were 22,368 business jets in the worldwide fleet. For the decade starting in 2017, Aviation Week predicts 11,346 deliveries of business aircraft (jets or not) valued at $250.1 billion, with a fleet growing from 31,864 aircraft to 36,702 aircraft (64% in North America): 4,838 more at an average annual growth rate of 1.6%, with 5,835 retirements.

Once fully developed, with its full potentials being appreciated by the Helicopter and Business Aircraft users, our VTOL Super Aircrafts, it is the opinion of the Board of Directors that our Technology will find application in most of the future Aircrafts in the Helicopter and Business Aircrafts sectors, and to boost the worldwide production in these sector, as current Helicopter and Business Aircraft customers will tend to replace their fleets with safer, faster, and quieter VTOL Aircrafts employing our proposed technology.



Source: https://ebace.aero/news2016/

Our Business model is based on developing the Technology to the point its competitive advantages are fully appreciated by Helicopter and Business Aircraft manufacturers and customers; license the Technology to Aircraft manufactures; and collect Royalties.

However, as the R&D work required before this technology can be introduced to the market will take about three years, with 4-5 more years needed for the FAA certification process. The initial revenue, if any, will likely come mainly from the front payments associated with licensing agreements. Our initial estimate is that the Technology will enter the U.S. market on a small scale in 2025, with the Technology market share increasing gradually till 2033, the year we are hoping to have the Technology fully introduced into the market.



Research and Development Plan

The R&D work that needs to be done before this technology can be employed in future vertical Take-off and Landing Aircrafts is divided into four phases:

Phase I: during which the Technology feasibility will be conclusively assessed, with its performance being initially investigated.

The work performed in this phase will include:

- Designing and building a proof of concept prototype for the Super VTOL Super Planes enabling Technology.
- Preparing and submitting U.S. & PCT Patent applications.

Cost: ± 100 K   Duration: ± 6-8 months.





Phase II: during which the Technology performance will be optimized. The work performed in this phase will include:

- Designing and building a test station for testing the performance of a full scale model of the compact propeller and its enabling accessories at different speeds.
- Preparing and submitting 4-5 U.S. & PCT Patent applications.
- Design optimization of various propeller components.
- Conducting a full-scale Market Research.

Cost: ± 500 K **Duration:** ± 12 months.



Phase III: during which an unmanned VTOL aircraft model employing this technology will be built and tested, while securing our IP rights in other countries.
Cost: ± 1M **Duration:** ± 12-18 months.

Phase IV: during which a marketing campaign, aiming at licensing the technology to major Helicopter and Business jet aircrafts manufacturers, will be executed.
Cost: ± 2M **Duration:** ± 18 months

Invest in Novo Aero Today!

Based on what we believe to be the current market demand for our Technology, the potential competitive advantages it will offer, and the knowledge, experience, and dedication of our execution team, we believe we will be able to achieve our proposed the R&D plan. We believe that if we are able to complete our projected goals, we will be in a prime position to license our Technology worldwide to Aircraft manufactures. We will attempt to complete this ambitious goal by allocating shares to key company players through a stock incentive option plan, to attempt to hold together a team of valuable staff.
If you choose to partner with Novo Aero Tech, Inc., you will be a willing participant in our success or failure. We are excited that you want to be an important part of our team and that you have chosen to take the chance on us!



March 2018

Our Company Launches!

Novo Aero Technology, Inc. was incorporated in the state of Delaware.

May 2018

Launched on StartEngine

First Crowdfunding campaign to secure funding needed to initiate R&D of VTOL Super Planes Technology.

March 2019

READY
TO USE

Technology Fully Investigated

Technology feasibility and performance fully investigated. (Anticipated)

May 2019

APPLICATION

Submitting Patent Applications.

Submitting 4-5 U.S. and PCT Patent applications. (Anticipated)

May 2020

UAV Model Built and Tested

Unmanned VTOL aircraft model employing the VTOL Super Planes technology built and tested. (Anticipated)

October 2020

National Phase Patents Applications

Securing IP rights in other countries. (Anticipated)

March 2021

Technology Marketing

Marketing campaign to license the technology to major Helicopter and Business jet aircrafts manufacturers. (Anticipated)

In the Press



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Meet Our Team



Essam Tawfik Marcus

President, CEO & Director

Mr. Marcus is a self-driven independent inventor/entrepreneur. He received his B.S. from University of Alexandria, Egypt. He has over 25 years of experience in the field of mechanical engineering and 5 years business management experience. For the last 3 years, Mr.. Marcus served as the President, CEO & Director for Novo Aero Systems, which was involved in R&D effort that led to optimizing the design parameters of the Technology Novo Aero Technology is developing. He owns five U.S. patents in the fields of dynamic compressors, turbine engines, and automotive control systems. Mr. Marcus is the inventor of the currently proposed Compact Propeller Technology.

  

JOEL B. JACOBSON	Dr. Seongkyu Lee	John M. Perna
Lead Researcher	Aerodynamics Consultant	Legal Consultant
Mr. Jacobson received his Master of Science in Aeronautics & Astronautics from Purdue University, West Lafayette, IN. He is experienced in designing and developing 3D models of aircraft components and performing component-level detailed static finite element analysis; and in aircraft components testing and documentations.	*Dr. Seongkyu received his Ph.D. in Aerospace Engineering from the Pennsylvania State University, University Park, PA. He is experienced in Helicopter Aerodynamics, Rotorcraft Aerodynamics, Aircraft Propulsion, and Fluid Mechanics.*	*Mr. Perna, owner of Perna Law Firm, received his Bachelor's Degree from the University of Maryland, his Master's Degree in Professional Education from Seton Hall University, and his Juris Doctor Degree from New York Law School. Mr. Perna is admitted to practice law before the Bar of the State of North Carolina, the Bar of the State of New Jersey and the United States District Court for the District of New Jersey. The Perna Law Firm is located in Cary, North Carolina.*

Offering Summary

Maximum 214,000* shares of common stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 20,000 shares of common stock ($10,000)

Company	Novo Aero Technology, Inc.
Corporate Address	1017 Main Campus Drive, Raleigh, NC 27606
Description of Business	Develop and Market VTOL Super Planes enabling Technology
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.50/Share
Minimum Investment Amount (per investor)	$500.00

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Novo Aero Technology, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $0.50 / share, you will receive 20 Common Stock bonus shares, meaning you'll own 220 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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